  EXHIBIT 99.1

Lou Schwartz Appointed Chairman of GameSquare

July 25, 2023, Toronto, Ontario – GameSquare Holdings, Inc. (“GameSquare”, or the “Company”) (NASDAQ:GAME)(TSXV:GAME) announced that the Company’s Board of Directors has appointed Lou Schwartz, a current member of the Company’s Board and the Company’s President, as Board Chairman, effective July 7, 2023.  Tom Rogers served as Executive Chairman of the Company through  April 30, 2023, the expiration date of his employment agreement with the Company, and  since that date, Mr. Rogers has continued as a regular member of the Company’s Board of Directors.

Market Making Engagement

Subject to the approval of the TSX Venture Exchange (TSXV), the Company has engaged the services of Infor Financial Inc. (Infor) to provide services as a market maker in accordance with the policies of the TSXV.

Under the agreement, Infor will receive compensation of CAD$10,000 per month. The agreement is for an initial term of six months and will renew for additional one-month terms unless terminated. The agreement may be terminated by either party with 30 days’ notice. There are no performance factors contained in the agreement and Infor will not receive shares or options as compensation. Infor and the Company are unrelated and unaffiliated entities and at the time of the agreement, neither Infor nor its principals have an interest, directly or indirectly, in the securities of the Company.

Forward-Looking Information

This news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of the applicable securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, the expected terms of the Debenture and the completion of the Offering.  These forward-looking statements are provided only to provide information currently available to us and are not intended to serve as and must not be relied on by any investor as a guarantee, assurance or definitive statement of fact or probability. These assumptions, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking statements. These risk factors are not intended to represent a complete list of the factors that could affect the Offering or the Company which are discussed in the Company’s most recent MD&A. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this news release. GameSquare assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Media and Investor Relations

Andrew Berger

Phone: (216) 464-6400

Email: IR@gamesquare.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.